New Westfield Financial, Inc.

141 Elm Street

Westfield, Massachusetts 01085

November 6, 2006

VIA EDGAR AND FACSIMILE

Mr. William Friar

Senior Financial Analyst

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	New Westfield Financial, Inc.
Registration Statement on Form S-1 (Registration No. 333-137024)
Request for Acceleration of Effectiveness

Dear Mr. Friar:

Pursuant to Rule 461 of the Rules and Regulations promulgated under the Securities Act of 1933, as amended, New Westfield Financial, Inc. (the “Company”) hereby respectfully requests that the effectiveness of the above-captioned Registration Statement on Form S-1, as amended by pre-effective Amendments No. 1 and No. 2 (the “Filing”), be accelerated to 5:00 p.m. on Wednesday, November 8, 2006, or as soon as practicable thereafter.

The cooperation of the staff is meeting this timetable is very much appreciated.

The Company acknowledges that:

•	Should the Securities and Exchange Commission (the “Commission”) or its staff, acting pursuant to delegated authority, declare the Filing effective, it does not foreclose the Commission from taking any action with respect to the Filing;

•	The action of the Commission or its staff, acting pursuant to delegated authority, in declaring the Filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the Filing; and

•	The Company may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Any questions should be addressed to Richard A. Schaberg or Matthew Dyckman of Thacher Proffitt & Wood LLP at (202) 347-8400.

Very truly yours,

NEW WESTFIELD FINANCIAL, INC.

By:	/s/ Donald A. Williams
Donald A. Williams Chairman and Chief Executive Officer